New GKN PLC

EXEMPTION NO. 82-5204

Regulatory Announcement

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RECEIVED
2006 APR -4 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Company	GKN PLC
TIDM	GKN
Headline	Director Declaration
Released	16:02 23-Mar-06
Number	PRNUK-2303

GKN plc - DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.14, GKN plc has been informed that Sir Christopher Meyer, a non-executive Director of GKN plc, has ceased to be non-executive Chairman of the US listed company, GlobeTel Communications Corp., and has resigned from its Board of Directors.

Grey Denham

Company Secretary

23 March 2006

06012172

END

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PROCESSED
APR 05 2006
THOMSON FINANCIAL

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